Exhibit 99.1

Investor News	Dr. Dominik Heger
Head of Investor Relations & Corporate Communications

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
Dominik.Heger@fmc-ag.com
www.freseniusmedicalecare.com

January 26, 2017

U.S. District Court Issues Preliminary Injunction Against
Premium Assistance Regulation

The United States District Court of the Eastern District of Texas on Wednesday issued a preliminary injunction prohibiting the Centers for Medicare and Medicaid Services (CMS) from implementing an interim rule that would seriously curtail the American Kidney Fund’s program for insurance premium assistance to dialysis patients.

In a joint lawsuit, dialysis providers, including Fresenius Medical Care, and the patient advocacy group Dialysis Patient Citizens have challenged the CMS’s interim rule on the grounds that it would disadvantage kidney failure patients compared with other patient groups.

The preliminary injunction follows the court’s granting of a temporary restraining order on January 12, 2017. The preliminary injunction is indefinite in duration and therefore will remain in effect as long as the court does not change it.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases, of which around 2.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,579 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 306,366 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination. For more information about Fresenius Medical Care, visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.